September 22, 2009

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Attn: Mellissa Campbell Duru, Special Counsel

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Electronics For Imaging, Inc. (the “Company”)
Schedule TO-I
Filed August 31, 2009
File No. 5-43124

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter is to confirm that all cash payments pursuant to the offer to exchange certain outstanding options of Electronics For Imaging, Inc. (the “Company”) will be made promptly following the expiration of the offer as required under Rule 14e-1(c) under the Securities Exchange Act of 1934.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (650) 357-4164 with any questions or comments regarding this letter.

Respectfully submitted, Electronics For Imaging, Inc.

By:	/s/ Bryan Ko
Bryan Ko, Esq.
General Counsel

cc:	John Ritchie, Electronics For Imaging, Inc.
Justyna Rostocka, Esq., Electronics For Imaging, Inc.
C. Brophy Christensen, Esq., O’Melveny & Myers LLP